

November 6, 2014

Via E-mail
Sergey Solonin
Chief Executive Officer
QIWI plc
Severnoe Chertanovo Microdistrict
1A building 1
Moscow, 117648
The Russian Federation

> **Re: QIWI plc**
> **Form 20-F for Fiscal Year Ended December 31, 2013**
> **Filed March 12, 2014**
> **Response dated October 6, 2014**
> **File No. 1-35893**

Dear Mr. Solonin:

We have reviewed your response dated October 6, 2014 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 5. Operating and Financial Review and Prospects, page 56

5A. Operating Results, page 56

Segments, page 57

1. Please provide us with the management structure, including the names, titles and responsibilities of the individuals who report to the CEO and COO.

2. We note from your response to comment 1 in our letter dated September 23, 2014 that the development of the business has resulted in the growing interconnectedness and interrelation between Qiwi Distribution and Visa Qiwi Wallet segments. Please further explain this statement given various differences between the two segments such as the distribution networks.

3. We note your statement that the CEO is actively involved in the day-to-day operations of the Company. Please tell us the nature of these activities, as well as the parties with whom he meets, the nature of the items discussed, and the information reviewed as part of these daily activities.

4. We note from your response to comment 1 that the Company does not separate Qiwi Distribution, Visa Qiwi Wallet and "Corporate and other" segments in the presentation of operating results to the CEO. Please tell us whether such segment operating results information is regularly provided to your COO. In addition, tell us whether this information is included in the reports provided to the Board of Directors.

5. We note from your response to comment 2 of our letter dated September 23, 2014 that the budget is prepared by the management team. Identify for us the "management team" that prepares your budgets and describe in greater detail the budgeting process, including the levels at which the budgets are initially prepared (e.g., Visa Qiwi Wallet and Qiwi Distribution), how they are aggregated, and who reviews and approves the budgets at each level of preparation. In addition, where the performance of the company exceeds or falls short of expectations, describe the nature of the information and level of detail conveyed to explain the performance to the CEO, including the individuals involved in those discussions.

6. We note from your response to comment 2 that the CEO manages the remuneration of executives. Please explain to us how variable compensation for executives is determined (i.e., whether compensation is based on performance of the payment channel or based on performance by geographic region or on some other basis).

7. We note from your response to comment 2 that the COO is primarily responsible for new projects and that the CEO regularly chairs meetings on key projects. Please describe to us the projects your business undertakes and how you determine responsibility for a project between the CEO and COO. Examples may enhance our understanding.

Notes to the consolidated financial statements, page F-9

2. Principles underlying preparation of consolidated financial statements, page F-12

8. We reviewed your response to comment 4 in our letter dated September 23, 2014. Please tell us how you have complied with the disclosure requirement in paragraph 13(c) of IFRS 12.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, Robyn Manuel, Staff Accountant, at (202) 551-3823 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief